

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2014

Via E-mail
Nissim Mashiach
President and Chief Executive Officer
Macrocure Ltd.
25 Hasivim Street
Petach Tikva 4959383, Israel

> **Re: Macrocure Ltd.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted May 5, 2014**
> **CIK No. 0001606012**

Dear Mr. Mashiach:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, pages 1-2

4. We note your statement on page 1 that CureXcell has "consistently demonstrated efficacy" in nine clinical studies, and your statement on page 2 that "[n]ine clinical trials to date have consistently demonstrated CureXcell's ability to effectively" treat hard-to-heal wounds. You should appropriately qualify these and any similar claims of efficacy by referencing only those clinical trials that involved primary clinical endpoints relating to efficacy in treatment of hard-to-heal wounds.

Summary Consolidated Financial Data, page 7

5. Please include a column that discloses the relevant amounts on an as-adjusted basis reflecting the results of the offering for the financial position data.

Risk Factors
"Our business could suffer if we are unable to attract and retain key employees," page 18

6. Please disclose the specific members of your management team and other key personnel on whom you are dependent.

"Our success depends in part on your ability to obtain and maintain protection…," pages 22-23

7. We note your disclosure in the third paragraph of this risk factor that you consider your patents relating to your hypo-osmotic shock technology to be material to the operation of your business as whole. Please state in this paragraph that these patents are subject to the Danon license agreement, and include a brief discussion of the material provisions through which the agreement could be terminated and the resulting negative impact on your operations.

Cautionary Statement Regarding Forward-Looking Statements, page 34

8. Please note that it is not appropriate to state or imply that you are not liable for disclosure in your registration statement. Your statement on this page disclosing that the prospectus "contains information obtained from independent industry sources that we have not independently verified" could imply that you are not taking liability for the industry and market data included in your registration statement. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for these statements.

Use of Proceeds, page 35

9. Please disclose the amount of proceeds that you expect to devote to each purpose listed in the second paragraph of this section, and specifically include the amounts to be devoted to each of your ongoing Phase 3 clinical trials. Additionally, please disclose whether you expect the application of the proceeds to enable you to complete the Phase 3 trials. If not, please disclose what the application of these proceeds will allow you to accomplish as to each partially funded trial. Please also specify the proceeds to be allocated to the establishment of the three manufacturing facilities referenced in this section and disclose how far in establishing those facilities the application of the proceeds will allow you to go. Please make corresponding disclosure as appropriate on page 6 of your prospectus summary.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual obligations and commitments, page 45

10. You indicate that the obligations listed in the table exclude amounts that you are obligated to pay to your supplier of sterile plastic transfusion and infusion bags under a supply agreement and you are required to purchase minimum amounts during each year of the six year term of the agreement ending in February of 2020. Please revise your disclosure to quantify the minimum annual purchase amount. If the amount is immaterial, state that fact.

Application of Critical Accounting Policies and Estimates
Share-based compensation
Valuation of our ordinary shares, page 48

11. Regarding your August 2013 valuation, please disclose the implied discount rate and tell us why the likelihood of positive feedback regarding your clinical trials was considered in the valuation.

12. Regarding your October 2013 valuation, please disclose the updated discount rate for lack of marketability. Separately, tell us what exit markets a major shareholder has that a minor shareholder does not have and why this affects the discount rate.

13. Regarding your December 2013 valuation, please disclose the updated assumptions used.

14. Please revise your disclosure to highlight that:
    • your estimates of the fair value of your ordinary shares are highly complex and subjective; and
    • you will no longer be required to estimate the fair value of your ordinary shares underlying new equity awards once those shares begin trading.

15. Please note the following once your IPO price has been determined:
- Please provide us a quantitative and qualitative analysis explaining the difference between the estimated offering price and the latest common stock valuation.
- Please confirm that no additional equity issuances were made subsequent to the latest balance sheet date or provide additional disclosure in that regard.
- We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price.

Business
Our Competitive Strengths, page 56

16. We note your disclosure that you have observed 3% SAEs in patients treated with CureXcell in clinical trials where safety was one of the measured outcomes. Please briefly expand disclosure to clarify how you calculated this percentage. For example, we note that in your post-marketing study involving 131 patients, 29 patients experienced serious adverse events, and in your post-marketing study involving 70 patients, 22 patients experienced serious adverse events. You should provide similar clarifying disclosure where you make this reference on page 2 of your prospectus summary.

CureXcell and Its Clinical History, page 58

17. We note your disclosure stating that "as [prior] studies showed a good safety and efficacy profile for CureXcell, the FDA allowed us to proceed directly to Phase 3 trials without completing Phase 1 and 2 trials." Please revise your disclosure to clarify which studies were considered by the FDA in making this determination. Further, as it appears that you have had communications with the FDA regarding your Phase 3 trial design, please disclose all material details of those communications, including whether you have or intend to seek a Special Protocol Assessment (SPA).

Danon License Agreement, page 64

18. Please expand the description of this agreement to disclose all material terms governing the duration and termination of the license.

Shares Eligible for Future Sale
Lock-up Agreements, page 103

19. Please file the form of lock-up agreement as an exhibit to your registration statement.

Notes to the Financial Statements
Statements of Loss, page F-4

20. Disclose pro forma loss per share for 2013 assuming the conversion of all outstanding preferred A shares into ordinary shares or tell us why you believe this disclosure is not required.

Note 9. Contingent Liabilities and Commitments, page F-16

21. In B., you indicate that research and development expenses are presented net of proceeds received from sales of CureXcell to healthcare professionals in Israel. You also state that these sales are an integral part of your research and development activities rather than standalone revenues in the ordinary course of business. Please tell us how your sales are related to your research and development activities and how your accounting complies with IAS 18. Reference the relevant accounting literature that supports your accounting.

22. In D., you indicate that the Initial CRO will provide support for the clinical trials towards achieving regulatory approval in the United States and Canada. In the filing, where applicable, please clarify your intent of seeking regulatory approval in Canada or tell us why this disclosure is not warranted.

Note 10. Equity
B. Financing Rounds, page F-18

23. In 2., with regard to the warrants issued pursuant to the 2010 Share Purchase Agreement, you indicate that you modified the exercise prices of all the warrants in April 2012. Please address the following:
   - Revise your disclosure to indicate how you accounted for these modifications.
   - Tell us the fair value of the warrants immediately before and after the modification.
   - Reference for us the authoritative literature you relied upon to support your accounting.

24. In 4., you indicate that the warrants granted pursuant to the 2010 share purchase agreement and the 2012 share purchase agreement were modified in July of 2013. Please address the following:
   - Revise your disclosure to indicate how you accounted for these modifications.
   - Tell us the fair value of the warrants immediately before and after the modification.
   - Reference for us the authoritative literature you relied upon to support your accounting.
   - Tell us how the modification ceased the warrants from being accounted for as a derivative liability. In this regard, tell us if the net share settlement feature was eliminated in the modification.

Nissim Mashiach
Macrocure Ltd.
June 2, 2014
Page 6

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Andrea L. Nicolas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP